Exhibit 99.1

Canada Goose Provides Update on Arbitration Proceedings

Toronto, Canada – June 4, 2025 – Canada Goose Holdings Inc. (NYSE:GOOS, TSX:GOOS) announced today that an arbitrator has awarded financial compensation to a former vendor in connection with a previously announced commercial dispute. The case relates to the termination of a contract in 2021, and the award communicated today has resulted in a one-time financial charge of approximately $30 million USD.

Canada Goose disagrees with the legal basis for this award and is assessing available options.

This judgment is not related to current vendor relationships or ongoing business operations. Canada Goose maintains strong global partnerships with its vendors and this matter is not expected to have any material impact on the company’s long-term financial position or strategy.

The company will reflect the charge in its financial results for the first quarter of fiscal 2026 and reaffirms its focus on disciplined execution, brand growth, and delivering value to shareholders.

About Canada Goose

Canada Goose is a performance luxury outerwear, apparel, footwear and accessories brand that inspires all people to thrive in the world outside. We are globally recognized for our commitment to Canadian manufacturing and our high standards of quality, craftsmanship and functionality. We believe in the power of performance, the importance of experience, and that our purpose is to keep the planet cold and the people on it warm. For more information, visit www.canadagoose.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements relating to the impact of the arbitration award and any further actions that may be taken in respect thereof. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the impact on our operations of the current global economic conditions and their evolution and are discussed under “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our interim and annual Management’s Discussion and Analysis (“MD&A”) as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2025. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available on SEDAR+ at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

Investor Contact: ir@canadagoose.com